Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)	IFRS
	Q 2, 2019	2018	2017	2016	2015	2014

Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	5,629	11,106	10,276	9,398	9,066	9,300
less: gain from investees	299	559	407	414	405	428

	5,330	10,547	9,869	8,984	8,661	8,872

Fixed charges	884	1,475	1,147	1,251	1,255	1,180

Earnings	6,214	12,022	11,016	10,253	9,916	10,052

Fixed charges
Interest expense	805	1,332	1,014	1,123	1,125	1,062
Estimate of the interest within rental expense	79	143	133	128	130	118

Fixed charges	884	1,475	1,147	1,251	1,255	1,180

Preference security dividend requirements(1)	116	238	161	166	147	198

Fixed charges and preferred dividends	1,000	1,713	1,308	1,417	1,402	1,378

Ratio of earnings to fixed charges	7.03	8.15	9.60	8.18	7.90	8.52

Ratio of earnings to fixed charges and preferred dividends	6.21	7.02	8.42	7.22	7.07	7.29

Including interest on deposits
Earnings
Income from continuing operations before income taxes	5,629	11,106	10,276	9,398	9,066	9,300
less: gain from investees	299	559	407	414	405	428

	5,330	10,547	9,869	8,984	8,661	8,872

Fixed charges	7,704	12,019	9,025	8,044	7,325	7,353

Earnings	13,034	22,566	18,894	17,028	15,986	16,225

Fixed charges
Interest expense	7,625	11,876	8,892	7,916	7,195	7,235
Estimate of the interest within rental expense	79	143	133	128	130	118

Fixed charges	7,704	12,019	9,025	8,044	7,325	7,353

Preference security dividend requirements(1)	116	238	161	166	147	198

Fixed charges and preferred dividends	7,820	12,257	9,186	8,210	7,472	7,551

Ratio of earnings to fixed charges	1.69	1.88	2.09	2.12	2.18	2.21

Ratio of earnings to fixed charges and preferred dividends	1.67	1.84	2.06	2.07	2.14	2.15

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.